January 29, 2015

VIA EMAIL AND MAIL

Kathryn Jacobson

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

China Yida Holding Co.

Form 10-K for Fiscal Year Ended December 31, 2013 as Amended

Filed March 31, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 14, 2014

File No. 001-34567

Dear Ms. Jacobson:

China Yida Holding Co. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 11, 2014, regarding the Company’s Form 10-K for Fiscal Year ended December 31, 2013 as Amended, filed March 31, 2014 and Form 10-Q for Fiscal Quarter ended September 30, 2014, filed on November 14, 2014. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Consolidated Statements of Cash Flows, page F-6

1.	Please revise, as required by ASC 230-10-45-28 and 29, to reconcile cash (used) in operating activities to net loss instead of net loss attributable to common stockholders. Additionally, please revise to include a reconciling item which adjusts for the effect of “gain on disposal of subsidiary” (for $999,133 as reported on page F-4).

Response: In response to the Staff’s comments, we will revise the Consolidated Statement of Cash Flows to reconcile cash (used) in operating activities to net loss and to present the reconciling item of gain on disposal of discontinued entity in the Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2013 (the “10-K/A”). Table A attached to this response sets forth summary of proposed restatement changes to be made in the 10-K/A.

2.	Since you do not appear to have early adopted ASU 2014-08, please clarify for us how you present discontinued operations in your statements of cash flows. In this regard please tell us the following:

●	what the $35.6 million and $9.6 million of proceeds from disposal of discontinued entities, presented in your September 30, 2014 Form 10-Q and in this Form 10-K, represent;

Response: The $35.6 million and $9.6 million of proceeds from disposal of discontinued operations was presented as cash flows from financing activities. These will be revised to cash flows from investing activities in the proposed 10-K/A and Amendment No. 1 to Form 10-Q to for period ended September 30, 2013 (the “10-Q/A”). Table A and Table B attached to this response set forth summary of proposed restatement changes to be made in the 10-K/A and 10-Q/A, respectively.

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●	why it is appropriate to classify such proceeds as financing activity cash flows as it appears as though these proceeds are from the sale of your investment in your discontinued operations, Fujian Jintai and Anhui Yida;

Response: In response to the Staff’s comments, we will reclassify such proceeds as investing activities in the 10-K/A and 10-Q/A. Table A and Table B attached to this response set forth summary of proposed restatement changes to be made in the 10-K/A and 10-Q/A, respectively.

●	why you have presented cash proceeds from your discontinued Anhui Yida and Fujian Jintai operations separate from your repayments to your discontinued Anhui Yida and Fujian Jintai operations, as one would expect that such intercompany amounts would be eliminated in consolidation; and

Response:

The Company’s beginning and balances of cash and cash equivalents in the Consolidated Balance Sheets included solely cash and cash equivalents from continuing operations, the reason being that cash and cash equivalents of discontinued entity were part of the assets to be disposed of. Thus, we deemed it appropriate to classify cash and cash equivalents of discontinued entity under Current assets of discontinued operations in the Consolidated Balance Sheets.

Since cash and cash equivalents in the Consolidated Balance Sheets included only those from continuing operations, we presented “net (decrease) increase in cash & cash equivalents from continuing operations” to reconcile the change of cash and cash equivalents from beginning to ending of period so the beginning and ending balances of cash and cash equivalents in the Consolidated Statement of Cash Flows can be agreed to the beginning and ending balances of cash and cash equivalents in the Consolidated Balance Sheets. Under such circumstances, since the Company’s cash flows from continuing operations included those from discontinued entity, the intercompany cash flows needed to be presented separately in order to obtain “net (decrease) increase in cash & cash equivalents from continuing operations” in which the beginning and ending balances of cash and cash equivalents can be tied to those balances in the Consolidated Balance Sheets.

In response to Staff’s comments, we will revise the presentation of the Consolidated Statements of Cash Flows in the 10-Q/A and 10-K/A, in which the cash and cash equivalents, beginning and ending of period, included both continuing and discontinued operations. Therefore, the intercompany cash flow transactions will be eliminated in the 10-K/A and 10-Q/A.

Table A and Table B attached to this response set forth summary of proposed restatement changes to be made in the 10-K/A and 10-Q/A, respectively.

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●	what material cash flow activities have been combined or netted in your line item disclosures of net cash provided (or used) in discontinued operations in each of the three categories of the cash flow activities: operating, investing and financing.

Response:

For the nine months ended September 30, 2014, cash flows provided by operating activities of discontinued operation of $0.68 million primarily included net loss from discontinued operation of $0.62 million, offset by depreciation and amortization of $1.31 million. Cash flows provided by investing activities of discontinued operations of $0.47 million represented the change in long-term prepayment for acquisition of property, equipment and land use rights. Cash flows used in financing activities of discontinued operations of $16.2 million included repayments of a long-term loan of $10.1 million, and repayments of loans from related parties of $6.1 million. The 10-Q/A will present the revised cash flows from financing activities.

For the year ended December 31, 2013, cash flows used in operating activities of discontinued operations of $1.91 million included primarily net loss from discontinued operations of $0.26 million, offset by depreciation of $0.01 million, increase in other receivables of $1.28 million, increase in advances and prepayments of $0.75 million, and increase in other payables and accrued expenses of $0.37 million. Cash flows used in investing activities of discontinued operations of $0.57 million represented increase in long-term prepayment for acquisition of property, equipment and land use rights. Cash flows provided by financing activities of financing activities of discontinued operations will be zero in the 10-K/A.

Form 10-Q for the Quarter Ended September 30, 2014

V. Recent Accounting Pronouncements, page 7

3.	Per your disclosure on page 16 of your Form 10-K, you have not yet contracted with local governments and may be unable to continue land use rights from the government for your tourism business, leaving open the possibility that the local PRC government may require the Company “to leave the property and … lose all rights to the construction, buildings and land improvements.” Tell us, and disclose in accordance with SAB Topic 11M, your evaluation of the future impact of ASC 853 (ASU 2014-05) in connection with your presentation of property, plant and equipment.

Response:

The Company does not believe pronouncement of ASC 853 (ASU 2014-05) will have impact on the Company’s presentation of property, plant, and equipment since the Company does not believe that ASC 853 will be applicable to the Company.

The Company has been operating three tourism destinations for the quarter ended September 30, 2014: (i) Yunding Park, (ii) Hua’an Tulou, and (iii) Great Golden Lake (until August 26, 2014, see (iii)). According to ASC 853-10-15-3: “A public-sector entity includes a governmental body or an entity to which the responsibility to provide public service has been delegated. In a service concession arrangement, both of the following conditions exist:

a.	The grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price.
b.	The grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement,”

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We evaluate ASC 853 consideration by each individual tourism destination as follows:

(i)	YUNDING PARK

According to the “Yunding Park Cooperative Development Agreement” between the Yongtai County Government and Hong Kong Yida  International Investment Co., Ltd. (a subsidiary of the Company), upon expiration of such agreement, Yongtai County Government shall pay the Company the appraisal value of the infrastructure that were invested and constructed by the Company after Yongtai County Government disposed of such infrastructure or one month after Yongtai County Government decided to discontinue the Company’s management right to operate Yunding Park.

Based on the above terms, Yongtai County Government does not control any residual interest in the infrastructure at the termination of the arrangement. Thus, ASC 853 will not be applicable to the Company’s operation of Yunding Park.

(ii)	HUA’AN TULOU

According to “Hua’an County Dadi Tulou Cluster Resources Development and Cooperative Agreement and Supplements” between the Hua’an County Government and Hong Kong Yida International Investment Co., Ltd., upon expiration or termination of the agreement, the Hua’an County Government agreed to pay the Company the fair market value for any infrastructure constructed by the Company in the Hua’an Tulou Resort.

Based on the above terms, Yongtai County Government does not control any residual interest in the infrastructure at the end of the term of the arrangement. Thus, ASC 853 shall not be applicable to the Company.

(iii)	GREAT GOLDEN LAKE

The management right agreement was entered between Fujian Jintai Tourism Economic Development Area Administrative Council and Fujian Jintai Tourism Industrial Development Co., Ltd (“Fujian Jintai”) in 2001. Pursuant to such management right agreement, Fujian Jintai obtained the management right of the Great Golden Lake.

On August 26, 2014, Hong Kong Yida International Investment Co., Ltd (“Hong Kong Yida”), the parent company that owned 100% of Fujian Jintai, and Fujian Jintai entered into a certain share transfer agreement with Fujian Taining Great Golden Lake Tourism Economic Development Industrial Co., Ltd. (“Fujian Taining”), pursuant to which Hong Kong Yida sold 100% of its equity interest in Fujian Jintai to Fujian Taining.

Based on the above agreements, the Great Golden Lake has no longer been an operating resort of the Company since August 26, 2014, and the Company’s assets as of September 30, 2014 did not include any assets of the Great Golden Lake. Therefore, the evaluation of future impact of ASC 853 (ASU 2014-05) in connection with the Company’s presentation of property, plant, and equipment will not include the evaluation of the Great Golden Lake.

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3. Basis of Presentation and Summary of Significant Accounting Policies

i. Impairment, page 9

4.	We note that the carrying value of your net assets substantially exceeds your current market capitalization. Further we note that subsequent to 2012, there have been significant declines in your gross profit and your gross profit percentages. We note that your gross profit does not currently cover other operating and financing expenses and that the amount of cash you use in operations appears to be increasing. Tell us your consideration of ASC 360-10-35-21 at each balance sheet date and whether a change in circumstance indicating impairment of your long-lived assets has occurred. If so, explain for us how you determined whether or not your long-lived assets have been impaired.

Response:

The Company does not believe a significant adverse change in business climate had occurred as of December 31, 2013, within the meaning of ASC 360-10-35-21, which states a long-lived asset should be reviewed for impairment whenever circumstances exist that indicate the carrying value may not be recoverable. The Company monitors the carrying value of its asset groups – generally its operating resorts – compared to actual and forecasted operating results as part of its normal review of its financial statements, financial condition, and consideration of potential impairment triggering events. In evaluating the significance of a change in operating results, the Company considers its current period results and reviews its internal forecasts. The Company also considers the remaining useful lives of the primary assets (i.e. building assets and the management rights) of the Company’s resorts, which are between 20 and 30 years, and the significant land value associated with such resorts.

The Company acknowledges the year over year declines in operating income subsequent to 2012 because the tourism business has experienced serious disruptions from flooding in one the major resort of the Company in 2010. The decrease of gross margin was also primarily attributable to the increase of the cost of revenue which includes the depreciation cost for the new construction completed for tourism destinations. The rate of decline in operating results has moderated over the last several quarters in 2014, and operating metrics began to turn positive due to the revenue increase newly opened tourism destination in 2014, and an increase in the number of tourists at the resort due to effective promotion.

In 2014, we continued the construction and development of two new tourism projects, which represent our commitment to expanding our business operations by applying our current business model to the development of other valuable tourist destinations.

A number of the Company’s key metrics are improving, including the number of tourists from 2014. In addition, Tourism revenue increased by approximately $2.14 million or approximately 31.05% from approximately $6.89 million for the nine months ended September 30, 2013 to approximately $9.03 million for the nine months ended September 30, 2014. The primary sources of the revenues are ticket sales, tour shuttle bus fees, and restaurants.  The increase in tourism business was primarily due to the revenue increase at the newly opened tourism destinations, and due to effective marketing promotion activities and advertisement in China that led to an increase in number of tourists. The Company expects its operating results to continue to improve.

In the year ended December 31, 2013, the Company assessed its long-lived asset for impairment indicators. In connection with this assessment, the Company considered, among other factors, whether any of the following conditions were present:

●	Significant decrease in the market value of the long-lived assets;

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●	Significant adverse change in the extent or manner in which the its assets group were being used;

●	Significant adverse change in legal factors in the business climate that could affect the value of the long-lived assets;

●	Current expectation that more likely than not the long-lived assets will be sold or disposed of significantly before the end of their previously estimated useful life;

●	Current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continued losses associated with the long-lived assets.

●	Significant decrease in projected future cash flows relative to cushion level in prior evaluations.

In the year ended December 31, 2013, the Company determined that none of the above mentioned impairment indicators were present for its long-lived assets, and the Company believes the undiscounted cash flows calculated in accordance with ASC 360 would still exceed the carrying value of such resorts by a substantial margin.

Long-term Debt, page 17

5.	It appears that you entered into three separate Fixed Assets Loan Agreements during the quarter per your exhibits. Please disclose the terms of these agreements hereunder. Further, in your MD&A (Liquidity and Capital Resources), please discuss your intended use of these loans as they relate to your expected capital expenditures. In this regard, we note that your borrowings on these loans amount to RMB 247 million in the aggregate.

Response:

The Company entered into three Fixed Assets Loan Agreements with China Construction Bank during the 3rd quarter of 2014. The proceeds from these loans is RMB 247 million in the aggregate. Below is a summary of the material terms of these agreements. The Company will disclose in the MD&A section of the 10-K/A and 10-Q/A that the Company intends to use proceeds from these loans to pay off some previous bank loans and use the remaining proceeds for the constructions of Yunding Park.

Loan Balance	RMB 192M	RMB 25M	RMB 30M	Total Future repayments for the 12 months ended
Bank	China Construction Bank	China Construction Bank	China Construction Bank
Interest rate	6.55%	7.86%	7.86%
Term (months)	96	96	96
Maturity date	7/15/2022	8/5/2022	8/5/2022
Repayment schedule:
5/25/2015	RMB 4M	RMB 1.5M	RMB 2M
10/25/2015	RMB 4M	RMB 1.5M	RMB 2M	9/30/2016	RMB 16M
5/25/2016	RMB 5M	RMB 1.5M	RMB 2M
10/25/2016	RMB 5M	RMB 1.5M	RMB 2M	9/30/2017	RMB 22M
5/25/2017	RMB 10M	RMB 1.5M	RMB 2M
10/25/2017	RMB 10M	RMB 1.5M	RMB 2M	9/30/2018	RMB 27M
5/25/2018	RMB 10M	RMB 1.5M	RMB 2M
10/25/2018	RMB 10M	RMB 1.5M	RMB 2M	9/30/2019	RMB 32M
5/25/2019	RMB 15M	RMB 1.5M	RMB 2M
10/25/2019	RMB 15M	RMB 1.5M	RMB 2M	9/30/2020	RMB 37.5M
5/25/2020	RMB 15M	RMB 2M	RMB 2M
10/25/2020	RMB 15M	RMB 2M	RMB 2M	9/30/2021	RMB 43M
5/25/2021	RMB 20M	RMB 2M	RMB 2M
10/25/2021	RMB 20M	RMB 2M	RMB 2M	9/30/2022	RMB 62M
See footnote	RMB 34M*	RMB 2M**	RMB 2M**

Footnote:

* final repayment date on July 15, 2022

** final repayment date on August 5, 2022

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Joan Wu, Esq., at (212) 370-1300.

Very truly yours,

/s/ Yongxi Lin
Yongxi Lin

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Table A. Selected Consolidation Statements of Cash Flows information for the year ended December 31, 2013

	Previously Reported	Effect of Restatement	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$-	$(16,354,397)	$(16,354,397)
Net loss attributable to common stockholders	(16,252,182)	16,252,182	-
Loss from discontinued operations	(845,812)	1,101,348	255,536
Gain on disposal of discontinued operation	-	(999,133)	(999,133)
		.
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of discontinued entity	-	9,616,155	9,616,155
Net cash used in continuing operations	(75,769,232)	9,616,155	(66,153,077)
Net cash used in investing activities	(76,339,091)	9,616,155	(66,722,936)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from disposal of discontinued entity	9,616,155	(9,616,155)	-
Proceeds from Anhui Yida	2,235,257	(2,235,257)	-
Repayment to Anhui Yida	(3,837,909)	3,837,909	-
Net cash provided by continuing operations	80,184,769	(8,013,503)	72,171,266
Net cash provided by (used in) discontinued operations	1,602,653	(1,602,653)	-
Net cash provided by financing activities	81,787,422	(9,616,156)	72,171,266

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Table B. Selected Consolidation Statements of Cash Flows information for the nine months ended September 30, 2014.

	Previously Reported	Effect of Restatement	As Restated
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of discontinued entity	$-	$35,570,385	$35,570,385
Net cash provided by (used in) continuing operations	(7,746,493)	35,570,385	27,823,892
Net cash provided by (used in) investing activities	(7,275,083)	35,570,385	28,295,302

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from disposal of discontinued entity	35,570,385	(35,570,385)	-
Proceeds from discontinued entities	23,480,855	(23,480,855)	-
Repayment to discontinued entities	(38,277,859)	38,277,859	-
Net cash provided by continuing operations	22,052,207	(20,773,381)	1,278,826
Net cash used in discontinued operations	(1,399,034)	(14,797,004)	(16,196,038)
Net cash provided by (used in) financing activities	20,653,173	(35,570,385)	(14,917,212)

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